Exhibit 99.1

NEWS RELEASE

Toronto, November 5, 2024

Triple Flag Announces Record Q3 2024 Results

Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) announced its results for the third quarter of 2024 and declared a dividend of US$0.055 per common share to shareholders of record at the close of business on November 29, 2024. All amounts are expressed in US dollars, unless otherwise indicated.

“With record GEOs sales, record revenue and most importantly, record operating cash flow per share, I am very pleased to present our third quarter results to our shareholders. We are well on track to achieve guidance for 2024 of 105,000 to 115,000 GEOs. Our world-class portfolio has delivered over 70% year-on-year growth in operating cash flow per share within a strong precious metals price environment, driven by sales from our cornerstone assets Northparkes and Cerro Lindo. Towards the end of the third quarter, we were pleased that Triple Flag was included in the S&P/TSX Composite Index, enabling us to benefit from exposure to a broader investor base as well as greater liquidity and trading flexibility. As we conclude 2024, Triple Flag is well-positioned to continue delivering higher sales to drive increasing cash flow, accretive acquisitions, as well as a demonstrated commitment for returns to shareholders,” commented Sheldon Vanderkooy, CEO.

Q3 2024 Financial Highlights

	Q3 2024	Q3 2023
Revenue	$73.7 million	$49.4 million
Gold Equivalent Ounces (“GEOs”)[1]	29,773	25,629
Net Earnings (Loss) (per share)	$29.6 million ($0.15)	($6.0 million) (-$0.03)
Adjusted Net Earnings[2] (per share)	$29.6 million ($0.15)	$20.4 million ($0.10)
Operating Cash Flow	$61.8 million	$36.8 million
Operating Cash Flow per Share	$0.31	$0.18
Adjusted EBITDA[3]	$63.4 million	$39.9 million
Asset Margin[4]	92%	90%

GEOs Sold by Commodity and Revenue by Commodity

	Three Months Ended September 30
($ thousands except GEOs)	2024	2023
GEOs[1]
Gold	19,732	15,115
Silver	9,928	9,500
Other	113	1,014
Total	29,773	25,629

Revenue
Gold	48,823	29,149
Silver	24,565	18,321
Other	281	1,955
Total	73,669	49,425

Corporate Updates

•	2024 GEOs Sales Guidance Maintained: Triple Flag remains on track to achieve its sales guidance for 2024 of 105,000 to 115,000 GEOs. We expect to achieve GEOs sales between the midpoint and high-end of guidance for 2024.

•	Strong Balance Sheet: As of September 30, 2024, our net debt position was approximately $11 million. With current liquidity available of nearly $690 million, we continue to advance an active and actionable deal pipeline.

•	2028 GEOs Sales Outlook Reiterated: Triple Flag’s sales outlook of 135,000 to 145,000 GEOs in 2028 remains unchanged. Our long-term sales outlook continues to be based on metal price assumptions of $1,850/oz Au, $22/oz Ag and $4.00/lb Cu.

•	Quarterly Dividend Maintained: Triple Flag’s Board of Directors declared a quarterly dividend of US$0.055 per common share that will be paid on December 16, 2024, to shareholders of record at the close of business on November 29, 2024.

•	Share Buyback Activity: During the third quarter of 2024, Triple Flag bought back 92,700 shares in the open market for approximately C$2.0 million.

As of September 30, 2024, 547,400 shares have been repurchased under the current NCIB.

•	S&P/TSX Composite Index Inclusion: On September 23, 2024, Triple Flag was added to the S&P/TSX Composite Index, the headline index comprised of the largest and most liquid companies on the Toronto Stock Exchange. Our inclusion in the S&P/TSX Composite Index provides exposure to a broader investor base leading to greater liquidity and trading flexibility.

•	Community Support: Through the World Gold Council’s Community Development Program, Triple Flag has successfully achieved a total of $200,000 in funding on behalf of the surrounding communities of our mining assets in Northparkes (Australia), Stawell (Australia), and Cerro Lindo (Peru), that will go towards sustainable development projects with tangible environmental and social impacts.

Q3 2024 Portfolio Updates

Significant newsflow and milestones related to assets within our portfolio announced during the third quarter of 2024 are detailed below.

Australia:

•	Northparkes (54% gold stream and 80% silver stream): Sales from Northparkes in Q3 2024 were 6,738 GEOs, compared to 6,620 GEOs in Q2 2024 and 3,919 GEOs in Q3 2023. We continue to expect higher grade open pit ore from E31 and E31N to contribute to mill feed blend through at least 2025.

Development of the sub-level (“SLC”) cave at E48 commenced in July 2024 with commissioning on-track for the second quarter of 2025. This orebody’s higher reserve grade of 0.41 g/t Au is expected to partially offset the depletion of the E31 and E31N open pits, with a current minelife expected to end in 2034. A pre-feasibility study for the E48 SLC remains scheduled for completion in the first quarter of 2025.

First production from the E22 orebody is expected during Evolution’s fiscal year ending June 30, 2029, with a current reserve grade of 0.37 g/t Au. A SLC hybrid option study for E22 is expected to be completed by June 30, 2025.

Additionally, exploration at the Major Tom and E51 targets continues to return encouraging results on the growth potential for near surface copper-gold mineralization. Both open pit targets are located within three kilometers of the processing plant, with recent assays including 26.0 meters grading 1.04% copper and 0.15 g/t gold. Drills continue to turn with the objective of delineating the full extent of mineralization at both Major Tom and E51. A maiden resource for E51 is expected in the second quarter of 2025.

•	Beta Hunt (3.25% GR gold royalty and 1.5% NSR gold royalty): Royalties from Beta Hunt in Q3 2024 equated to 1,101 GEOs.

In September 2024, Westgold declared an inaugural exploration target for the Fletcher Zone of Beta Hunt totaling 23 to 27 million tonnes at 2.1 to 2.5 g/t Au containing 1.6 to 2.1 million ounces of gold. This compares to the current resource base at Beta Hunt of 17.7 million tonnes grading 2.74 g/t Au at 1.6 million ounces in the M&I category (inclusive) and 12.9 million tonnes grading 2.63 g/t Au at 1.1 million ounces in the inferred category, comprising of the Western Flanks, A Zone, Larkin and Mason deposits.

The Fletcher Zone is a substantial discovery at Beta Hunt and is interpreted to represent a new gold mineralized structure parallel to the Western Flanks deposit of the mine, 300 meters to the west. Western Flanks is currently the primary source of gold ore for Beta Hunt. Across a two-kilometer strike zone, a minimum of three drill rigs is expected to focus on resource definition drilling over the near term at the Fletcher Zone. Westgold is also advancing decline development from Western Flanks towards the Fletcher Zone to access a potential new mining front.

Separately, the expansion project to achieve consistent mine throughput at Beta Hunt of 2 million tonnes per annum is expected to be completed during the first half of 2025. Westgold is developing a comprehensive infrastructure replacement and upgrade plan to support the expected higher productivity levels at Beta Hunt, focusing primarily on electrical, ventilation and water distribution networks.

•	Fosterville (2.0% NSR gold royalty): Royalties from Fosterville in Q3 2024 equated to 1,254 GEOs. Fosterville is also currently advancing an upgrade of the primary ventilation system to sustain the mining rate in the Lower Phoenix zones in future years. The operator expects the project to be completed by early 2025. Fosterville continues to focus on productivity gains and cost control at the mine and the mill to maximize throughput and reduce unit costs to ensure that the asset remains a sustainable producer of 175,000 to 200,000 ounces of gold annually.

Latin America:

•	Cerro Lindo (65% silver stream): Sales from Cerro Lindo in Q3 2024 were 6,991 GEOs. Ongoing exploration at Cerro Lindo is primarily focused on extending the mineralization of near mine targets known as Orebodies 8B, 9 and 6a, as well as the Patahuasi Millay target located within Triple Flag’s stream area.

•	Camino Rojo (2.0% NSR gold royalty on oxides): Royalties from Camino Rojo in Q3 2024 equated to 635 GEOs. In October 2024, Orla Mining announced an increase in production guidance for Camino Rojo to 130,000 to 140,000 ounces of gold. This represented the second increase in production guidance for the asset in 2024, following the introduction of initial guidance of 110,000 to 120,000 ounces of gold and then a subsequent increase to 120,000 to 130,000 ounces of gold in August 2024.

Strong year-to-date outperformance at Camino Rojo has been driven by improved recoveries from finer crushing, higher tonnes stacked and increased processed grade.

•	Buriticá (100% silver stream, fixed ratio to gold): Sales from Buriticá in Q3 2024 were 1,834 GEOs. Throughout 2024, Buriticá was able to maintain steady operations; however, due to the ongoing presence of illegal miners, certain areas of the mine were avoided as a precautionary measure. The mine site continues to engage closely with the surrounding community on illegal mining with support by national institutions including the National Police of Colombia.

North America:

•	Young-Davidson (1.5% NSR gold royalty): Royalties from Young-Davidson in Q3 2024 equated to 711 GEOs. In September 2024, Alamos narrowed production guidance for 2024 to 180 to 190 thousand ounces of gold, and reiterated 2025 and 2026 guidance of 180 to 195 thousand ounces of gold for each year.

•	Florida Canyon (3.0% NSR gold royalty): Royalties from Florida Canyon in Q3 2024 equated to 454 GEOs. The previously announced acquisition of Florida Canyon Gold Inc. by Integra Resources remains scheduled to close in November 2024.

•	Gunnison and Johnson Camp Mine (3.5% to 16.5% copper stream and 1.5% GR copper royalty): On May 15, 2024, Nuton LLC, a Rio Tinto venture, announced that it elected to proceed to Stage 2 of a two-stage work program on the use of copper heap leach technologies for primary sulphide mineralization at Excelsior Mining’s 100%-owned Johnson Camp Mine (“JCM”) property in Arizona.

Triple Flag owns a 1.5% GR copper royalty on JCM, which is also within the coverage area of the Company’s separate oxide copper stream on Excelsior’s flagship Gunnison property.

In October 2024, Excelsior announced that all permits to commence operations at JCM has been received. This follows the commencement of construction at JCM in August 2024. First Nuton copper production continues to be expected in the first half of 2025. The site has an existing and fully operational SXEW processing plant.

Revenue from JCM will be used to pay back the costs of Stage 2 at Nuton and the fulfillment of royalty and stream obligations, as well as other project costs. Under a 2023 Preliminary Economic Assessment, JCM is currently designed to produce 492 million pounds of copper over a 21-year mine life based on conventional open pit mining.

•	Hope Bay (1.0% NSR gold royalty): Exploration drilling during the third quarter of 2024 returned strong results in the Patch 7 area of the Madrid deposit, including 18.3 g/t gold over 16.4 meters and 16.8 g/t gold over 27.3 meters. This area continues to show excellent continuity as well as grades and thicknesses greater than average for the Madrid deposit. Agnico Eagle expects that the 2024 drilling in this area should increase mineral resources and upgrade the mineral resource classification at year-end.

Further drilling in the fourth quarter of 2024 will be supported by a newly constructed, 2.3 kilometer surface exploration track that connects the nearby Madrid infrastructure with Patch 7. Agnico Eagle highlighted that this track could be used for potential future development of the Patch 7 area.

Agnico Eagle expects to report results from an internal technical evaluation by early 2026, including an evaluation on whether to retrofit the existing Doris mill or build a new mill closer to Madrid.

•	South Railroad (2.0% NSR gold and silver royalty, partial coverage): In October 2024, Orla announced permitting and construction timelines for the 100%-owned South Railroad heap leach project located in Nevada. A record of decision for the project is expected in mid-2026, with first gold pour in 2027.

Separately, Orla is expected to complete a 23,000-meter drill program at South Railroad in 2024. This program is aimed at testing potential extensions of known oxide zones, including at the Dark Star deposit within Triple Flag’s royalty coverage area. Recent assays are encouraging, highlighting the oxide and sulphide growth potential of Dark Star, including 0.67 g/t Au over 45.7 meters.

•	Fenn-Gib (1.0% to 1.5% NSR gold and silver royalty): Fenn-Gib is a 100%-owned gold deposit that straddles the Pipestone fault in Northern Ontario, operated by Mayfair Gold. Conceptually, the deposit is currently designed to be mined by bulk tonnage, open pit methods. An updated resource was released in September 2024 of 181 million tonnes grading 0.74 g/t Au at 4.3 million ounces in the indicated category and 8.9 million tonnes grading 0.49 g/t Au at 141 thousand ounces. A pre-feasibility study remains underway.

Rest of World:

•	Impala Bafokeng (70% gold stream): Sales from Impala Bafokeng in Q3 2024 were 1,381 GEOs. Development of the asset’s value driver, Styldrift, remains ongoing with a steady ramp-up expected to deliver improved efficiencies given current market conditions. During the third quarter of 2024, Impala Platinum Holdings Limited (“Implats”) commenced a restructuring process to rationalize and optimize labor deployment across corporate and operational functions. The integration of processing facilities across the Western Limb operations of Impala Rustenburg and Impala Bafokeng has started, resulting in improved plant availability and recovery. Implats expects monthly milled throughput of 230 thousand tonnes at Styldrift by the end of its 2027 fiscal year.

•	Agbaou (2.5% NSR gold royalty and 3.0% gold stream): Sales from our royalty interest on Agbaou equated to 164 GEOs in Q3 2024. Sales from our stream interest on Agbaou were 1,339 GEOs, including 1,202 GEOs related to the period from January 1, 2024, to August 14, 2024. The current exploration program at Agbaou is the largest in the asset’s operating history. During the third quarter of 2024, 8,003 meters were drilled at Agbaou, focused on the North Pit Extension and Agbaou South.

•	Bonikro (3.0% gold stream): Sales from Bonikro in Q3 2024 were 2,036 GEOs, including 1,890 GEOs related to the period from January 1, 2024, to August 14, 2024. Ongoing exploration at Bonikro is focused on the Oume and Hire targets, with a total of 20,582 meters drilled in the third quarter of 2024.

•	Koné (2.0% NSR gold royalty, partial coverage): In July 2024, Montage Gold Corp. ("Montage") announced that the 100%-owned Koné gold project in Côte d'Ivoire was fully permitted.

In August 2024, Montage completed a C$180 million brokered private placement to advance the Koné project, which included a new strategic investment by Zijin Mining in exchange for a 9.9% ownership interest. Additionally, the Lundin family increased their ownership interest in Montage to 19.9% from approximately 18% previously.

In October 2024, Montage announced it has secured a $825 million financing package with Wheaton Precious Metals and Zijin Mining to fully advance Koné to production. Pro-forma liquidity available to Montage is now approximately $970 million versus initial capital of $712 million as per the January 2024 definitive feasibility study for Koné.

•	ATO (25% gold stream and 50% silver stream): Sales from the ATO streams in Q3 2024 were 1,591 GEOs. On August 1, 2024, the previously announced merger of Steppe Gold and Boroo Gold was completed. The completion of this acquisition has established Steppe Gold as the largest gold producer in Mongolia, providing further financial strength, asset diversification and scale.

Commissioning of the ATO Phase 2 Expansion project remains on track for the first half of 2026.

On March 15, 2024, Triple Flag entered into an agreement with Steppe Gold to acquire a prepaid gold interest. Under the terms of the agreement, the Company made a cash payment of $5 million to acquire the prepaid gold interest, which provides for the delivery of 2,650 ounces of gold that will be delivered by Steppe Gold over five months. Triple Flag expects the August and September deliveries under the prepaid gold interest to be received by the end of the fourth quarter of 2024.

•	Prieska (0.8% GR royalty and 84% gold and silver stream, fixed ratio): Orion Minerals Limited (“Orion Minerals”) is advancing mine scheduling and design work for the fully permitted Prieska copper and zinc project. The updated feasibility study is expected to be completed in early 2025.

Conference Call Details

A conference call and live webcast presentation will be held on November 6, 2024, starting at 9:00 a.m. ET (6:00 a.m. PT) to discuss these results. The live webcast can be accessed by visiting the Events and Presentations page on the Company’s website at: www.tripleflagpm.com. An archived version of the webcast will be available on the website for one year following the webcast.

Live Webcast:	https://events.q4inc.com/attendee/349088597

Dial-In Details:	Toll-Free (U.S. & Canada): +1 (888) 330-2384 International: +1 (647) 800-3739 Conference ID: 4548984, followed by # key

Replay (Until November 20):	Toll-Free (U.S. & Canada): +1 (800) 770-2030 International: +1 (647) 362-9199 Conference ID: 4548984, followed by # key

About Triple Flag Precious Metals

Triple Flag is a pure play, precious-metals-focused streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 235 assets, including 16 streams and 219 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 30 producing mines and 205 development and exploration stage projects, and other assets. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Gordon Poole, Camarco

Tel: +44 (0) 7730 567 938

Email: tripleflag@camarco.co.uk

Qualified Person

James Lill, Director, Mining for Triple Flag Precious Metals and a “qualified person” under NI 43-101 has reviewed and approved the written scientific and technical disclosures contained in this press release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes” or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this news release includes, but is not limited to, statements with respect to the Company’s annual and five-year guidance, the payment of a quarterly dividend, operational and corporate developments for the Company, developments in respect of the Company’s portfolio of royalties and streams and related interests and those developments at certain of the mines, projects or properties that underlie the Company’s interests, strengths, characteristics, the conduct of the conference call to discuss the financial results for the third quarter of 2024, and our assessments of, and expectations for, future periods (including, but not limited to, the long-term sales outlook for GEOs). In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies; that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest continue without further interruption through the period; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk and Risk Management” in our management’s discussion and analysis in respect of the third quarter of 2024 and the caption “Risk Factors” in our most recently filed annual information form, each of which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition, we note that mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in the forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

Endnotes

Endnote 1: Gold Equivalent Ounces (“GEOs”)

GEOs are a non-IFRS measure that is based on stream and royalty interests and calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results. GEOs are intended to provide additional information only and do not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate these measures differently. The following table reconciles GEOs to revenue, the most directly comparable IFRS Accounting Standards measure:

	Three months ended		Nine months ended
	September 30		September 30
($ thousands, except average gold price and GEOs information)	2024	2023	2024	2023
Revenue	73,669	49,425	194,778	152,285
Average gold price per ounce	2,474	1,928	2,296	1,930
GEOs	29,773	25,629	84,759	78,844

Endnote 2: Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-IFRS financial measure, which excludes the following from net earnings:

•	impairment charges, write-downs, and reversals, including expected credit losses;
•	gain/loss on sale or disposition of assets/mineral interests;
•	foreign currency translation gains/losses;
•	increase/decrease in fair value of investments;
•	non-recurring charges; and
•	impact of income taxes on these items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments, and non-recurring charges do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded to reconcile the amounts on a post-tax basis, consistent with net earnings. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted Net Earnings

	Three months ended		Nine months ended
	September 30		September 30
($ thousands, except share and per share information)	2024	2023	2024	2023
Net earnings (loss)	$29,649	$(6,041)	$(64,364)	$26,527
Impairment charges and expected credit losses[1]	—	28,081	148,034	28,081
Loss on disposal of mineral interests[2]	—	—	—	1,000
Foreign currency translation (gain) loss	(10)	327	(105)	275
(Increase) decrease in fair value of investments	(35)	1,919	1,731	1,988
Income tax effect	7	(3,871)	(6,179)	(3,617)
Adjusted net earnings	$29,611	$20,415	$79,117	$54,254
Weighted average shares outstanding – basic	201,456,258	201,839,092	201,282,930	198,589,730
Net earnings (loss) per share	$0.15	$(0.03)	$(0.32)	$0.13
Adjusted net earnings per share	$0.15	$0.10	$0.39	$0.27

1.	Impairment charges and expected credit losses for the nine months ended September 30, 2024, are largely due to impairments taken on the Nevada Copper stream and related interests as well as impairments taken on the Moss stream and related interests. Impairment charges and expected credit losses for the three and nine months ended September 30, 2023, are largely due to impairments taken on the Renard Mine and related interests, operated by the Stornoway Diamond Corporation.

2.	Loss on disposal of mineral interests for the nine months ended September 30, 2023 represent the loss on the Eastern Borosi NSR due to a buyback exercised by the operator.

Endnote 3: Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

•	income tax expense;
•	finance costs, net;
•	depletion and amortization;
•	impairment charges, write-downs, and reversals, including expected credit losses;
•	gain/loss on sale or disposition of assets/mineral interests;
•	foreign currency translation gains/losses;
•	increase/decrease in fair value of investments;
•	non-cash cost of sales related to prepaid gold interests and other; and
•	non-recurring charges

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes, whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs net, and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments, non-cash cost of sales related to prepaid gold interests and other and non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted EBITDA

	Three months ended		Nine months ended
	September 30		September 30
($ thousands)	2024	2023	2024	2023
Net earnings (loss)	$29,649	$(6,041)	$(64,364)	$26,527
Finance costs, net	1,499	539	4,172	3,117
Income tax expense (recovery)	1,272	(3,532)	4,250	(540)
Depletion and amortization	21,578	16,904	56,629	48,756
Impairment charges and expected credit losses[1]	—	28,081	148,034	28,081
Loss on disposal of mineral interests[2]	—	—	—	1,000
Non-cash cost of sales related to prepaid gold interests and other	9,494	1,728	14,130	12,209
Foreign currency translation (gain) loss	(10)	327	(105)	275
(Increase) decrease in fair value of investments	(35)	1,919	1,731	1,988
Adjusted EBITDA	$63,447	$39,925	$164,477	$121,413

1.	Impairment charges and expected credit losses are largely due to impairments taken on the Nevada Copper stream and related interests as well as impairments taken on the Moss stream and related interests.

2.	Loss on disposal of mineral interests for the nine months ended September 30, 2023 represents the loss on the Eastern Borosi NSR due to a buyback exercised by the operator.

Endnote 4: Gross Profit Margin and Asset Margin

Gross profit margin is an IFRS Accounting Standards financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and non-cash cost of sales related to prepaid gold interests and other and dividing by revenue. We use gross profit margin to assess profitability of our metal sales and asset margin to evaluate our performance in increasing revenue, containing costs and providing a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS Accounting Standards measure:

	Three months ended		Nine months ended
	September 30		September 30
($ thousands except Gross profit margin and Asset margin)	2024	2023	2024	2023
Revenue	$73,669	$49,425	$194,778	$152,285
Less: Cost of sales	(37,006)	(23,616)	(85,952)	(76,656)
Gross profit	36,663	25,809	108,826	75,629
Gross profit margin	50%	52%	56%	50%
Gross profit	$36,663	$25,809	$108,826	$75,629
Add: Depletion	21,492	16,811	56,368	48,479
Add: Non-cash cost of sales related to prepaid gold interests and other	9,494	1,728	14,130	12,209
	67,649	44,348	179,324	136,317
Revenue	73,669	49,425	194,778	152,285
Asset margin	92%	90%	92%	90%